The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated June 23, 2011
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Buffered Bullish Enhanced Return Notes due July 17, 2013
Linked to the Gold Spot Price

•
The notes are designed for investors who seek a 200% leveraged return based on any increase in the Gold Spot Price (the “Underlying Asset”) subject to the Maximum Redemption Amount (as defined below).  Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest and, if the Underlying Asset decreases by more than 5%, be willing to lose up to 95% of their principal amount invested.

•	An investor in the Notes may lose some or a substantial portion of their principal at maturity.

•
The maximum return at maturity will be equal to the product of the Upside Leverage Factor of 200% and the Cap of [9.50%-10.50%] (to be determined on the Pricing Date).  Accordingly, the Maximum Redemption Amount will be between $1,190 and $1,210 for each $1,000 in principal amount (a [19.00%-21.00%] return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on July 12, 2011, and the notes are expected to settle on or about July 15, 2011.

•	The notes are scheduled to mature on July 17, 2013.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366QQB6.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	●	●

Total	US$ ●	US$ ●	US$ ●

(1)      In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:
The London Gold Market Fixing Ltd P.M. Fixing Price (the “Gold Spot Price”), which is a benchmark price used in markets where gold is sold for U.S. dollars and delivered immediately (Bloomberg symbol: GOLDLNPM <Cmdty>).

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap (to be determined on the Pricing Date and expected to be [9.50% to 10.50%]), the amount that the investors will receive at maturity for each $1,000 in principal amount of the dates will equal the Maximum Redemption Amount

If the Percentage Change is positive but is less than the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is between 0% and -5% inclusive, then the amount that the investors will receive at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -5%, then the payment at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Upside Leverage Factor:	200%

Cap:	[9.50%-10.50%], to be determined on the Pricing Date.

Maximum Redemption Amount:
The payment at maturity will not exceed the Maximum Redemption Amount of [$1,190-$1,210] per $1,000 in principal amount of the notes (to be determined on the Pricing Date).  This amount represents the principal amount plus a maximum return of [19% to 21%].

Initial Level:	The Gold Spot Price on the Pricing Date.

Final Level:	The Gold Spot Price on the Valuation Date.

Buffer Level:	95% of the Initial Level.

Buffer Percentage:
5%.  Accordingly, you will receive the principal amount of your Notes at maturity if the Percentage Change is between 0% and -5% inclusive.  If the Percentage Change is less than -5%, you will receive less than the principal amount of your notes at maturity, and you could lose up to 95% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about July 12, 2011

Settlement Date:	On or about July 15, 2011, as determined on the Pricing Date.

Valuation Date:	On or about July 12, 2013, as determined on the Pricing Date.

Maturity Date:	On or about July 17, 2013, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011, and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011: http://www.sec.gov/Archives/edgar/data/927971/000121465911002114/d622110424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 5%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. Accordingly, you could lose up to 95% of the principal amount of your notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the Gold Spot Price. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change exceeds the Cap.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading gold or related assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the Gold Spot Price and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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There are risks associated with investing in gold or gold-linked notes. — The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
Changes in the methodology used to calculate the Gold Spot Price or changes in laws or regulations may affect the value of the notes. — Members of the London Bullion Market Association (the “LBMA”) set the Gold Spot Price, and may adjust the value of the Gold Spot Price in a way that adversely affects the value of the notes. In setting the Gold Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price. Any change of this kind could cause a decrease in the Gold Spot Price, which would adversely affect the value of the notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price and, as a result, could adversely affect the value of the notes.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling gold or related assets, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the Gold Spot Price and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

etical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of $1,000.00, a hypothetical Cap of 10.00%, the midpoint of the Cap range of 9.50% to 10.50% (a percentage change in the Underlying Asset of 10.00% results in a hypothetical maximum return on the notes of 20.00%), an Upside Leverage Factor of 200%, and a Maximum Redemption Amount of $1,200.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$0.00	-100.00%	-95.00%
$500.00	-50.00%	-45.00%
$750.00	-25.00%	-20.00%
$900.00	-10.00%	-5.00%
$950.00	-5.00%	0.00%
$1,000.00	0.00%	0.00%
$1,050.00	5.00%	10.00%
$1,100.00	10.00%	20.00%
$1,200.00	20.00%	20.00%
$1,500.00	50.00%	20.00%
$1,750.00	75.00%	20.00%
$2,000.00	100.00%	20.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Gold Spot Price decreases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $750.00, representing a Percentage Change of -25%.  Because the Final Level of $750.00 is less than the Initial Level and the Percentage Change is negative by more than the Buffer Percentage of 5%, the investor receives a payment at maturity of $800 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-25% + 5%)] = $800

Example 2: The Gold Spot Price decreases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $970.00, representing a Percentage Change of -3%.  Although the Final Level of $970.00 is less than the Initial Level, the Percentage Change does not exceed the Buffer Percentage of 5%; the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The Gold Spot Price increases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $1,050.00, representing a Percentage Change of 5%.  Because the Final Level of $1,050.00 is greater than the Initial Level and the Percentage Change of 5% does not exceed the Cap, the investor receives a payment at maturity of $1,100 per $1,000 principal amount per note, calculated as follows:

$1,000 + [$1,000 x (5% x 200%)] = $1,100

Example 4: The Gold Spot Price increases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $1,250.00, representing a Percentage Change of 20%.  Because the Final Level of $1,250.00 is greater than the Initial Level and the Percentage Change of 20% exceeds the Cap, the investor receives a payment at maturity of $1,200, the Maximum Redemption Amount.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

The Underlying Asset

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The notes are not sponsored, endorsed, sold, or promoted by the LBMA.  The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement, the product supplement, the prospectus supplement, or the prospectus.  In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the payment at maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the notes.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low Gold Spot Prices from the first quarter of 2007 through June 21, 2011.

The historical prices of the Gold Spot Price are provided for informational purposes only.  You should not take the historical Gold Spot Price as an indication of the future performance of the Gold Spot Price, which may be better or worse than the prices set forth below.

	High	Low

2007 First Quarter	685.750	608.400
Second Quarter	691.400	642.100
Third Quarter	743.000	648.750
Fourth Quarter	841.100	725.500

2008 First Quarter	1,011.250	846.750
Second Quarter	946.000	853.000
Third Quarter	986.000	740.750
Fourth Quarter	903.500	712.500

2009 First Quarter	989.000	810.000
Second Quarter	981.750	870.250
Third Quarter	1,018.500	908.500
Fourth Quarter	1,212.500	1,003.500

2010 First Quarter	1,153.000	1,058.000
Second Quarter	1,261.000	1,123.500
Third Quarter	1,307.500	1,157.000
Fourth Quarter	1,421.000	1,313.500

2011 First Quarter	1,447.000	1,319.000
Second Quarter	1,549.000	1,418.000